MAIL STOP 3561
      April 13, 2006

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Ste. 3630
Boston, MA 02108

      Re:	Harbor Acquisition Corporation
   Amendment No. 6 to Registration Statement on
   Form S-1
   Filed March 24, 2006
   File No. 333-126300

Dear Mr. Hanks,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the additional disclosure that you are also registering the warrants and shares underlying the warrants. It appears from the disclosure in the prospectus and in the form of Warrant Placement Agreement that an investment decision has already been made by the purchasers with respect to the offer and sale of such warrants.
As
such, please provide us with an analysis of how the agreement to purchase warrants by the existing shareholders conforms with the requirements for the offer and sale of securities set forth by
Section 5 of the Securities Act of 1933 and how such sale can be registered on this Form S-1.

2. We note the disclosure throughout your registration statement that
you would be required to convert to cash up to approximately
19.99%
of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert for the business combination to still go forward.

Risk Factors, page 9

3. We note the revision to the second risk factor on page nine to replace the word will with "may." Considering you are reserving at up to $1,650,000 of the interest proceeds to be used to fund your search for a target company, please revise to discuss the circumstance in which shareholders would receive more than $6.00 per share.

4. We do not understand the additional disclosure in the first risk factor on page 18. You refer to a demand registration of the 2,000,000 shares of common stock underlying the warrants sold in the warrant placement. While the validity of such inclusion has not been determined, you have already included those shares in the fee table.
Please clarify.

Use of Proceeds, page 20

5. Please revise to clarify if the underwriters are entitled to the interest earned on their portion of the trust proceeds upon release of the funds from trust.

6. Please revise to further discuss your expectations regarding the interest that will be earned by the proceeds held in trust since that will affect the funding of your search for a target company. Will you invest all the trust proceeds in "government securities?" If so, disclose the interval in which the interest is paid. If you have to rely upon advances while waiting for disbursements from the trustee, will those advances carry an interest rate?

7. Please revise here to disclose the intervals on which you will repay the loan made by Grand Cru Management. Is the interest paid monthly? Will it accrue and compound until maturity? In the appropriate section, please revise to discuss the purpose of the loan.

Proposed Business, page 27

8. We note that you will focus on "positive operating cash flow companies." Please revise to discuss the circumstances in which you would deviate from your focus and acquire a company that is not considered to have "positive operating cash flow." Also, please revise to define your use of the phrase "positive operating cash flow."

9. We do not understand the disclosure on page 27 that you "will look to create competitive advantages in a given market place." Please revise to elaborate on the noted disclosure.

10. Please revise to elaborate on the disclosure that you "may also acquire a company that provides services within these sectors."
Investors should have an understanding of the types of companies you will consider. Please add appropriate disclosure.

11. Considering you have disclosed that current management will not take part as executive officers of the company, please explain the purpose of evaluating "whether new methods and/or business models can be applied to increase growth." Assuming there are "new methods" that may be utilized, current management would not be in the position to implement them. If current management determines that there are new methods that should be applied, will such application be a term of any business combination?

12. Please revise to substantiate the belief, on page 28, that private companies "will find the opportunity to sell to [you] attractive as well."

Financial Statements, page F-1
Note 2 - Proposed Public Offering: Value of Unit Purchase Option, page F-8

13. We note your disclosures regarding the valuation of the Underwriter`s Purchase Option ("UPO"). Please tell us the names of the companies you considered in developing your estimate of volatility. Also, tell us how you calculated the estimate of 18.5%
and whether it is based on the daily historical closing values of the basket of companies for the period of time equal in length to the term of the option through the balance sheet date or other date.

14. As applicable, please revise your disclosure to state that the UPO will be issued upon the completion of the proposed offering, and that the UPO will not be issued if the proposed offering is not consummated.

15. Revise MD&A to discuss the material terms of the UPO, its estimated fair value and the major assumptions used to value it.

Undertakings

16. Please refer to Item 512 of Regulation S-K and revise your undertakings accordingly.

Signatures

17. Identify the person signing as the principal financial officer on behalf of the company.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Andrew Myers
	Fax #  (617) 523-6215

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
April 13, 2006
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